UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A    .

Non-Consolidated Audit Report of KB Financial Group Inc. for Fiscal Year 2010

On March 17, 2011, KB Financial Group Inc. (“KB Financial Group”) disclosed the audit report for fiscal year 2010 (including the non-consolidated Korean GAAP financial statements of KB Financial Group for the years ended December 31, 2010 and 2009 and related notes) received from Samil PricewaterhouseCoopers, its independent auditor. The financial statements in such report have not been approved by the shareholders of KB Financial Group and remain subject to change.

KB Financial Group is furnishing the following document as an exhibit to this Form 6-K filing:

Exhibit 99.1: An English-language translation of the Non-Consolidated Audit Report for FY 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 17, 2011	By:/s/ Wang-Ky Kim
(Signature)

Name: Wang-Ky Kim

Title: Deputy President & CPRO

Exhibit 99.1

KB Financial Group Inc.

Non-Consolidated Financial Statements

December 31, 2010 and 2009

KB Financial Group Inc.

Index

December 31, 2010 and 2009

Page(s)

Report of Independent Auditors	1 ~ 2

Non-consolidated Financial Statements

Statements of Financial Position	3

Statements of Income	4

Statements of Appropriation of Retained Earnings	5

Statements of Changes in Shareholders’ Equity	6

Statements of Cash Flows	7 ~ 8

Notes to Non-consolidated Financial Statements	9 ~ 54

Report of Independent Accountants’ Review of Internal Accounting Control System	55

Report on Operations of Internal Accounting Control System	56

Report of Independent Auditors

To the Shareholders and Board of Directors of

KB Financial Group Inc.

We have audited the accompanying non-consolidated statements of financial position of KB Financial Group Inc. (the “Company”) as of December 31, 2010 and 2009, and the related non-consolidated statements of income, appropriations of retained earnings, changes in shareholders’ equity and cash flows for the years then ended, expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in conformity with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and report of other auditors provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of KB Financial Group Inc. as of December 31, 2010 and 2009, and the results of its operations, the changes in its retained earnings, the changes in its shareholders’ equity and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations, changes in shareholders’ equity and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about Korean accounting principles or auditing standards and their application in practice.

Seoul, Korea

March 14, 2011

This report is effective as of March 14, 2011, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc.

Non-Consolidated Statements of Financial Position

December 31, 2010 and 2009

(in millions of Korean won)	2010		2009

Assets
Cash and due from bank (Notes 3, 20 and 22)	(Won)	759,998	(Won)	845,366
Equity method investments (Notes 4 and 22)		17,807,653		17,612,122
Loans receivable, net (Notes 5, 20 and 22)		159,200		169,150
Property and equipment, net (Note 6)		1,108		1,718
Other assets, net (Notes 7, 15 and 20)		184,586		35,108

Total assets	(Won)	18,912,545	(Won)	18,663,464

Liabilities and shareholders’ equity
Liabilities
Debentures, net of discount (Notes 8, 22 and 25)	(Won)	799,353	(Won)	798,421
Other liabilities, net (Notes 9, 10, 15, 16 and 20)		167,391		13,413

Total liabilities		966,744		811,834

Shareholders’ equity
Common stock (Note 11)		1,931,758		1,931,758
Capital surplus (Note 12)		16,428,852		16,428,852
Capital adjustment (Note 4)		(2,919,421)		(2,918,990)
Accumulated other comprehensive income (Note 18)		1,312,936		1,232,279
Retained earnings (Note 13)		1,191,676		1,177,731

Total shareholders’ equity		17,945,801		17,851,630

Total liabilities and shareholders’ equity	(Won)	18,912,545	(Won)	18,663,464

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Auditors

KB Financial Group Inc.

Non-Consolidated Statements of Income

For the years ended December 31, 2010 and 2009

(in millions of Korean won, except per share amounts)	2010		2009

Operating revenues
Gain on valuation of equity method investments (Notes 4 and 23)	(Won)	142,454	(Won)	677,107
Interest income (Note 20)		35,200		19,455
Reversal of allowance for loan losses (Note 5)		50		150
Commission income		4		—

		177,708		696,712

Operating expenses
Loss on valuation of equity method investments (Notes 4 and 23)		2,738		64,482
Interest expense		53,432		55,556
Commission expense		6,955		7,209
Selling and administrative expenses (Notes 6, 7, 10, 15, 20 and 26)		30,412		27,572

		93,537		154,819

Operating income		84,171		541,893

Non-operating income		965		830

Non-operating expense		35		2

Income before income tax expense (benefit)		85,101		542,721

Income tax expense(benefit) (Note 16)		(3,219)		2,903

Net income	(Won)	88,320	(Won)	539,818

Per share data (Note 17)
Basic and diluted earnings per share	(Won)	257	(Won)	1,659

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Auditors

KB Financial Group Inc.

Non-Consolidated Statements of Appropriation of Retained Earnings

For the years ended December 31, 2010 and 2009

(Date of appropriation for 2010: March 25, 2011)

(Date of appropriation for 2009: March 26, 2010)

(in millions of Korean won)	2010		2009

Unappropriated retained earnings
Balance at the beginning of year	(Won)	1,652	(Won)	1,741
Changes in retained earnings of equity method investments		4,522		6,972
Net income		88,320		539,818

		94,494		548,531

Appropriation of retained earnings
Legal reserve (Note 13)		8,832		53,982
Voluntary reserve		—		414,000
Cash dividends (Note 14)		41,163		78,897
(Dividends per common share: (Won) 120 (2.40%) in 2010)
(Dividends per common share: (Won) 230 (4.60%) in 2009)

		49,995		546,879

Unappropriated retained earnings to be carried over to subsequent year	(Won)	44,499	(Won)	1,652

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Auditors

KB Financial Group Inc.

Non-Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2010 and 2009

(in millions of Korean won)	Capital stock		Capital surplus		Capital adjustment		Accumulated other comprehensive income and loss		Retained earnings		Total
January 1, 2009	(Won)	1,781,758	(Won)	15,473,511	(Won)	(3,145,102)	(Won)	1,087,503	(Won)	630,941	(Won)	15,828,611
Issuance of common shares		150,000		955,341		—		—		—		1,105,341
Net income		—		—		—		—		539,818		539,818
Changes in equity method investments		—		—		226,112		144,776		6,972		377,860

December 31, 2009	(Won)	1,931,758	(Won)	16,428,852	(Won)	(2,918,990)	(Won)	1,232,279	(Won)	1,177,731	(Won)	17,851,630

January 1, 2010	(Won)	1,931,758	(Won)	16,428,852	(Won)	(2,918,990)	(Won)	1,232,279	(Won)	1,177,731	(Won)	17,851,630
Distribution of dividends		—		—		—		—		(78,897)		(78,897)
Net income		—		—		—		—		88,320		88,320
Changes in equity method investments		—		—		(431)		80,657		4,522		84,748

December 31, 2010	(Won)	1,931,758	(Won)	16,428,852	(Won)	(2,919,421)	(Won)	1,312,936	(Won)	1,191,676	(Won)	17,945,801

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Auditors

KB Financial Group Inc.

Non-Consolidated Statements of Cash Flows

For the years ended December 31, 2010 and 2009

(in millions of Korean won)	2010		2009

Cash flows from operating activities
Net income	(Won)	88,320	(Won)	539,818

Adjustments to reconcile net income to net cash provided by operating activities
Loss on valuation of equity method investments		2,738		64,482
Provision for severance benefits		1,984		1,780
Share-based compensation		3,070		865
Depreciation		923		1,709
Amortization of intangible assets		869		749
Interest expense		932		784
Gain on valuation of equity method investments		(142,454)		(677,107)
Reversal of allowance for loan losses		(50)		(150)
Gain on valuation of pension plan assets		(138)		(154)

		(132,126)		(607,042)

Changes in operating assets and liabilities
Decrease in equity method investments due to dividend distribution		95,305		98,200
Decrease (increase) in accounts receivable		(6,940)		2
Decrease (increase) in accrued income		5,584		(8,322)
Decrease (increase) in prepaid expenses		(4)		1,264
Decrease (increase) in other assets		(125,385)		198
Increase (decrease) in accounts payable		132,500		(27)
Increase in accrued expense		401		1,820
Increase (decrease) in deferred tax liabilities		(3,219)		2,903
Payment of severance benefits		(1,944)		(733)
Increase in accrued severance benefits		1,297		316
Increase in pension plan assets		(798)		(957)
Increase in withholding tax payable		23		32
Increase in other liabilities		3		37

		96,823		94,733

Net cash provided by operating activities		53,017		27,509

KB Financial Group Inc.

Non-Consolidated Statements of Cash Flows

For the years ended December 31, 2010 and 2009

(in millions of Korean won)	2010		2009

Cash flows from investing activities
Collection of loans		10,000		100,000
Decrease in guarantee deposits		330		—
Acquisition of equity method investments		(61,200)		(376,091)
Loans granted		—		(70,000)
Acquisition of property and equipment		(313)		(213)
Purchase of intangible assets		(493)		(1,249)
Increase in guarantee deposits		(7,812)		(8,846)

Net cash provided by (used in) investing activities		(59,488)		(356,399)

Cash flows from financing activities
Proceeds from borrowings		—		495,000
Proceeds from issuing debentures		—		299,066
Issuance of common shares		—		1,105,341
Repayment of borrowings		—		(727,000)
Distribution of dividends		(78,897)		—

Net cash provided by (used in) financing activities		(78,897)		1,172,407

Net increase (decrease) in cash and cash equivalents		(85,368)		843,517

Cash and cash equivalents (Note 19)
Beginning of year		845,363		1,846

End of year	(Won)	759,995	(Won)	845,363

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

1. The Company

KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfer with former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. in order to provide management services and financing to associated companies. The headquarters are located at 9-1 Namdaemunro 2-ga, Jung-gu, Seoul. The Company’s common stock as of December 31, 2010 is (Won) 1,931,758 million.

The Company is authorized to issue 1,000 million shares. The Company was listed on the Korea Exchange (“KRX”) on October 10, 2008, and was also listed on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) on September 29, 2008.

The major shareholder as of December 31, 2010, is:

Name of Shareholder	Number of Shares Owned	Percentage of Ownership(%)

ING Bank N.V.	19,401,044	5.02

Details of its subsidiaries are as follows:

(1) Kookmin Bank

Kookmin Bank (the “Bank”) was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing to the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act, effective January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the General Banking Act. The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1999. Also, under the decision of the Financial Services Commission in accordance with the Structural Improvement of the Financial Industry Act, the Bank purchased certain assets, including loans classified either as normal or precautionary, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the legal consolidation with Housing and Commercial Bank (“H&CB”) on October 31, 2001, and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Kookmin Bank’s common stock as of December 31, 2010, is (Won) 2,481,896 million.

The Bank’s shares have been listed on the KRX since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were listed on the KRX on November 9, 2001. In addition, the Bank listed its ADS on the NYSE on November 1, 2001, following the consolidation with H&CB. H&CB listed its ADS on the NYSE on October 3, 2000, prior to the business combination. The Bank became a wholly owned subsidiary of the Company through a comprehensive stock transfer on September 29, 2008. In addition, the Bank’s listed shares and depositary shares on the KRX and the NYSE were delisted on October 10, 2008 and September 26, 2008, respectively.

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

The Bank is engaged in the banking, trust, credit card and other relevant businesses according to the provisions of the General Banking Act, Capital Market and Financial Investment Business Act and Specialized Credit Financial Business Act, respectively. The Bank, with headquarters based in Seoul, operates through 1,173 domestic branches and offices, and six overseas branches (excluding three subsidiaries and two offices) as of December 31, 2010.

(2) KB Investment & Securities Co., Ltd.

KB Investment & Securities Co., Ltd. (the “KB Investment & Securities”) was established on August 16, 1995, to engage in investment trading service, brokerage service, and financial investment business service which is under the provision of the Capital Market and Financial Investment Business Act and other relating services. On March 11, 2008, the former name of Hannuri Investment & Securities changed to KB Investment & Securities. Its headquarters are located in Seoul. KB Investment & Securities common stock as of December 31, 2010, is (Won) 78,000 million.

(3) KB Life Insurance Co., Ltd.

KB Life Insurance Co., Ltd. (the “KB Life Insurance”) was established on April 29, 2004, to engage in financial insurance operations. On May 31, 2004, the company merged with Hanil Life Insurance Co., Ltd., undertaking all the insurance contracts, and related assets and liabilities. The life insurance business, under the Insurance Business Act, is one of the company’s major business operations. Its headquarters are located in Seoul. KB Life Insurance’s common stock as of December 31, 2010, is (Won) 276,000 million.

(4) KB Asset Management Co., Ltd.

KB Asset Management Co., Ltd. (the “KB Asset Management”) was established on April 1988 to engage in investment advisory services including consulting and providing information on investment in securities and on July 1997, started to engage in collective investment business (previously known as security investment trust operations) under the Capital Market and Financial Investment Business Act (previously called the Security Investment Trust Business Act). Its headquarters are located in Seoul. KB Asset Management’s common stock as of December 31, 2010, is (Won) 38,338 million.

(5) KB Real Estate Trust Co., Ltd.

KB Real Estate Trust Co., Ltd. (the “KB Real Estate Trust”) was established on December 3, 1996, to provide real estate trust services including land trust. Under the Capital Market and Financial Investment Business Act (previously called the Trust Business Act), Financial Services Commission authorized the company to engage in real estate trust service. On September 16, 2002, the name of the company changed to KB Real Estate Trust Co., Ltd. from Jooeun Real Estate Trust Inc. The 23 land trust operations are in progress, and a number of other trust services such as collateral trusts are already engaged and ready to operate. Its headquarters are located in Seoul. KB Real Estate Trust’s common stock as of December 31, 2010, is (Won) 80,000 million.

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

(6) KB Investment Co., Ltd.

KB Investment Co., Ltd. (the “KB Investment”) was established on March 27, 1990, to provide services to small startup companies. Its main business is to invest in venture companies and small startup companies, and to organize startup investment cooperatives and private equity funds. On April 3, 1990, the company, under Section 7 of the Support for Small and Medium Enterprise Establishment Act, was listed on Small Business Administration as a small startup business investment organization. KB Investment purchases impaired loans, invests in companies under debt restructuring process, and sells reorganized companies after normalization. On March 2001, the company, under the Industrial Development Act, registered as Corporate Restructuring Company in the Ministry of Knowledge Economy. Its headquarters are located in Seoul. KB Investment’s common stock as of December 31, 2010, is (Won) 44,759 million.

(7) KB Futures Co., Ltd.

KB Futures Co., Ltd. (the “KB Futures”) was established on March 1997 to engage in futures trading, trust, intermediation, or brokerage services. The company became a member of the KRX on January 8, 1999. Its headquarters are located in Seoul. KB Futures’ common stock as of December 31, 2010, is (Won) 20,000 million.

(8) KB Credit Information Co., Ltd.

KB Credit Information Co., Ltd. (the “KB Credit Information”) was established on October 9, 1999, under the Credit Information Protection Act to engage in loan collection services and credit research services. On May 2, 2002, the company merged with KM Credit Information Inc. to improve management of subsidiaries. As approved by its shareholders on October 28, 2002, its name was changed from Kookeun Credit Information Co., Ltd. to KB Credit Information Co., Ltd. Its headquarters are located in Seoul. KB Credit Information’s common stock as of December 31, 2010, is (Won) 6,262 million.

(9) KB Data Systems Co., Ltd.

KB Data Systems, Co., Ltd. (the “KB Data Systems”) was established on September 1991 to engage in computer system development and its sales, system maintenance, and information technology outsourcing services. Its headquarters are located in Seoul. KB Data Systems’ common stock as of December 31, 2010, is (Won) 8,000 million.

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

The percentage of ownership in subsidiaries as of December 31, 2010, is as follows:

Investors	Investees	Number of Shares	Ownership(%)

KB Financial Group Inc.	Kookmin Bank	496,379,116	100.00
	KB Investment & Securities Co., Ltd.	15,600,000	100.00
	KB Life Insurance Co., Ltd.	28,152,000	51.00
	KB Asset Management Co., Ltd.	7,667,550	100.00
	KB Real Estate Trust Co., Ltd.	16,000,000	100.00
	KB Investment Co., Ltd.	8,951,797	100.00
	KB Futures Co., Ltd.	4,000,000	100.00
	KB Credit Information Co., Ltd.	1,252,400	100.00
	KB Data Systems Co., Ltd.	800,000	100.00

Kookmin Bank	KB Financial Group Inc.	43,322,704	11.21
	Kookmin Bank Cambodia PLC.	170,202	53.19
	Kookmin Bank Int’l Ltd. (London)	20,000,000	100.00
	Kookmin Bank Hong Kong Ltd.	2,000,000	100.00
	KoFC KBIC Frontier Champ 2010-5 PEF [2]	6,300	30.00

KB Investment & Securities Co., Ltd.	KB Investment & Securities Hong Kong Limited	3,000,000	100.00
	KB-Glenwood Private Equity Fund 1 [1]	1	0.03

KB Investment Co., Ltd.	NPS-KBIC Private Equity Fund No.1 [2]	4,378,209,280	2.56
	KBIC Private Equity Fund No. 3 [2]	2,050,000,000	2.00
	KoFC KBIC Frontier Champ 2010-5 PEF [2]	4,200	20.00
	Burrill-KB Life Sciences Fund [2]	372,401,633	35.53

KB-Glenwood Private Equity Fund 1	Chungkang Co., Ltd.	7,000	100.00

Chungkang Co., Ltd.	Powernet Technologies Co., Ltd.	36,000,000	92.64

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

The percentage of ownership in subsidiaries as of December 31, 2009, was as follows:

Investors	Investees	Number of Shares	Ownership(%)

KB Financial Group Inc.	Kookmin Bank	496,379,116	100.00
	KB Investment & Securities Co., Ltd.	15,600,000	100.00
	KB Life Insurance Co., Ltd.	15,912,000	51.00
	KB Asset Management Co., Ltd.	7,667,550	100.00
	KB Real Estate Trust Co., Ltd.	16,000,000	100.00
	KB Investment Co., Ltd.	8,951,797	100.00
	KB Futures Co., Ltd.	4,000,000	100.00
	KB Credit Information Co., Ltd.	1,252,400	100.00
	KB Data Systems Co., Ltd.	800,000	100.00

Kookmin Bank	KB Financial Group Inc.	43,322,704	11.21
	Kookmin Bank Cambodia PLC.	132,600	51.00
	Kookmin Bank Int’l Ltd. (London)	20,000,000	100.00
	Kookmin Bank Hong Kong Ltd.	2,000,000	100.00

KB Investment & Securities Co., Ltd.	KB Investment & Securities Hong Kong Limited	2,000,000	100.00
	KB-Glenwood Private Equity Fund 1 [1]	1	0.03

KB Investment Co., Ltd.	NPS-KBIC Private Equity Fund No.1 [2]	4,510,720,000	2.56
	Burrill-KB Life Sciences Fund [2]	—	—

[1]	KB Investment & Securities Co., Ltd. is involved in the management as a general partner.
[2]	KB Investment Co., Ltd. is involved in the management as a general partner.

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

2. Significant Accounting Policies

The Korea Accounting Institute has published a series of Statements of Korea Accounting Standards (“SKAS”). The Company has adopted SKAS No. 1 through No. 24, except No. 14, and No. 101, in the preparation of its financial statements as of and the year ended December 31, 2010. Significant accounting policies followed in the preparation of these financial statements are as follows:

Equity Method Investments

Investments in equity securities of subsidiaries, over which the Company exercises a significant control or influence, are accounted for using the equity method. Under the equity method, the Company accounts for its proportionate ownership in the book value of the subsidiary in current operations as adjustment to income or loss, retained earnings, capital surplus, capital adjustments, or accumulated other comprehensive income depending on the nature of the underlying change in the book value of the subsidiaries. The acquisition cost of the Company stock owned by its subsidiaries is deducted from the Company’s equity method investments and accounted for as capital adjustment.

The Company discontinues the equity method in accounting for equity method investments when the Company’s share of accumulated losses equals the costs of the investments, and until the subsequent cumulative changes in its proportionate net income of the subsidiaries equals its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.

Any significant difference between expected cash flows from equity method investments and the Company’s proportionate ownership in the net book value of the investees is accounted for as impairment loss from equity method investments. When the estimated future expected cash flows from equity method investments exceed the carrying value after impairment, such recovery is recorded in current operations up to the recorded impairment loss amount.

If the equity method investee is one of the Company’s subsidiaries and is subject to consolidation, the changes, arising from additional stock purchase or capital increase and from the net difference of net asset value of investee and acquisition cost in net asset from the date of consolidation, are reflected as changes in capital surplus or capital adjustment in the Company’s statement of financial position.

The excess of the acquisition cost over the proportionate fair value of the investee’s net asset is amortized using the straight-line method up to a maximum of 20 years. The excess of the proportionate fair value of net asset over the acquisition cost (“the excess”), arising from the agreed expected future loss or expense, is recognized as income when expected future loss or expense is incurred. The excess up to the fair value of identifiable non-monetary assets is recognized as income over the years using the weighted average useful lives of non-monetary assets. The excess over fair value of identifiable non-monetary assets is recognized as income and reflected in the equity method investments.

Unrealized gains or losses on transactions between the Company and its subsidiaries are eliminated to the extent of the Company’s interest in each equity method investee. Unrealized gains or losses from downstream sales are fully eliminated and reflected in equity method investments.

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Allowance for Loan Losses

The Company provides an allowance for loan losses based on reasonable and objective analysis of the borrowers’ capacity to repay their obligation.

Property and Equipment

The cost of property and equipment includes purchase costs, incidental costs directly related to preparing the property and equipment for use, and the discounted estimated costs to remove, dismantle or restore property and equipment at the end of the estimated useful lives of the related assets, when these costs meet the conditions for the recognition of liabilities.

Property and equipment are recorded as net of accumulated depreciation and impairment loss. Depreciation is computed using declining balance method based on the estimated useful lives of the assets as follows:

Items	Depreciation Method	Estimated Useful Life

Property and equipment	Declining balance method	4 years

The Company’s land is revalued periodically by an independent appraiser. Any gain on revaluation, net of tax, is credited to accumulated other comprehensive income. On the other hand, loss on revaluation, net of tax, is first netted against accumulated other comprehensive income and the remainder is included in current operations.

Betterments and renewals, enhancing the value of the assets over their recently appraised value, are capitalized. However, routine maintenance and repairs are charged to expense as incurred.

The Company assesses the potential impairment of property and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value unlikely. The carrying value of the assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets is recorded in current operations up to the cost of the assets before impairment, net of accumulated depreciation, when the estimated recoverable value of the assets exceeds the carrying value after impairment.

Intangible Assets

Intangible assets included in other assets are recorded at their production costs or purchase costs plus incidental expenses less accumulated amortization. Intangible assets are amortized over the estimated economic useful lives of the related assets as follows:

Items	Amortization Method	Estimated Useful Life

Software	Straight-line	4 years
Others	Straight-line	4 years

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

The Company assesses the potential impairment of intangible assets when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value unlikely. The carrying value of the intangible assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired intangible assets is recorded in current operations up to the cost of the intangible assets before impairment, net of accumulated amortization, when the estimated recoverable value of the assets exceeds the carrying value after impairment.

Discounts on Debentures

Discounts on debentures are amortized over the term of the debentures using the effective interest rate method. Amortization of the discount is recorded as part of interest expense.

Accrued Severance Benefits

Employees and officers with at least a year of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and officers were to terminate their employment at the end of each reporting period.

The Company has adopted a defined benefit pension. Accrued severance benefits and accrued pension benefits are recognized as liabilities for employees and for retired employees, respectively, who are qualified and elect to receive payments from the pension plan.

The accrued severance benefits and accrued pension benefits are presented as net of pension plan assets, and when pension plan assets exceed the accrued severance benefits and accrued pension benefits, the excess amount is presented as an investment asset.

Share-Based Payments

The fair value of the goods or employee services received in exchange for the grant of the options is recognized as expense and capital adjustment when the settlement term is equity-settled share-based payment. If the fair value of goods or employee services cannot be estimated reliably, the fair value is estimated based on the fair value of the equity granted.

For cash-settled, share-based payments, the fair value of the obligation the Company will assume is determined by the fair value of the goods or employee services received in exchange for the grant of the options. Until the liability is settled, the Company is required to measure the fair value at the end of reporting period and at settlement date. The change in fair value is recognized as expense.

Share-based payment transactions with an option for the parties to choose between cash and equity settlement are accounted for based on the substance of the transaction.

Income Tax and Deferred Income Tax

Income tax expense includes the current income tax under the relevant income tax law and the changes in deferred tax assets or liabilities. Deferred tax assets and liabilities represent temporary differences between financial reporting and the tax bases of assets and liabilities. Deferred tax assets and liabilities recognized are the amounts which will be credited or charged to income tax expense in the period the related temporary differences reverse in the future.

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Deferred tax effects applicable to items in the shareholders’ equity are directly reflected in the shareholders’ equity.

Consolidated Taxation

The Company, after adopting the consolidated taxation system, uses the systematic and reasonable method to calculate the consolidated tax for all subsidiaries, and the related refunds and payable of each subsidiary. Accordingly, the Company accounts for the consolidated tax as income tax payable on behalf of its subsidiaries.

Provision and Contingent Liabilities

When there is a probability that an outflow of economic benefits will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding amount of provision is recognized in the financial statements. However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability is made in the notes to the financial statements.

3. Cash and Due from Bank

Cash and due from bank as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)	Bank	Interest Rate(%) as of 12. 31. 2010	2010		2009

Due from bank	Kookmin Bank	2.50 ~ 2.85	(Won)	759,998	(Won)	845,366

Restricted cash and due from bank as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)	2010		2009		Restriction

Due from Bank in won	(Won)	3	(Won)	3	Guarantee deposits

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

4. Equity Method Investments

Equity method investments as of December 31, 2010, are as follows:

(in millions of Korean won)			2010
Investees	Number of Shares	Ownership(%)	Acquisition Cost		Book Value

Kookmin Bank	496,379,116	100.00	(Won)	13,027,020	(Won)	16,822,483
KB Investment & Securities Co., Ltd.	15,600,000	100.00		418,331		387,127
KB Life Insurance Co., Ltd.	28,152,000	51.00		137,291		168,804
KB Asset Management Co., Ltd.	7,667,550	100.00		101,961		125,972
KB Real Estate Trust Co., Ltd.	16,000,000	100.00		107,643		125,045
KB Investment Co., Ltd.	8,951,797	100.00		104,741		106,048
KB Futures Co., Ltd.	4,000,000	100.00		35,734		42,877
KB Credit Information Co., Ltd.	1,252,400	100.00		42,721		25,247
KB Data Systems Co., Ltd.	800,000	100.00		16,698		4,050

			(Won)	13,992,140	(Won)	17,807,653

Equity method investments as of December 31, 2009, were as follows:

(in millions of Korean won)			2009
Investees	Number of Shares	Ownership(%)	Acquisition Cost		Book Value

Kookmin Bank	496,379,116	100.00	(Won)	13,027,020	(Won)	16,774,896
KB Investment & Securities Co., Ltd.	15,600,000	100.00		418,331		369,849
KB Life Insurance Co., Ltd. [1]	15,912,000	51.00		76,091		77,284
KB Asset Management Co., Ltd.	7,667,550	100.00		101,961		96,312
KB Real Estate Trust Co., Ltd.	16,000,000	100.00		107,643		121,553
KB Investment Co., Ltd.	8,951,797	100.00		104,741		104,910
KB Futures Co., Ltd.	4,000,000	100.00		35,734		37,363
KB Credit Information Co., Ltd.	1,252,400	100.00		42,721		23,621
KB Data Systems Co., Ltd.	800,000	100.00		16,698		6,334

			(Won)	13,930,940	(Won)	17,612,122

[1]	The Company acquired 51% ownership in KB Life Insurance Co., Ltd., which was previously owned by Kookmin Bank, during the year ended December 31, 2009.

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

The changes in the difference between the acquisition cost of investment and the amount of the underlying equity in investee’s net assets for the year ended December 31, 2010, are as follows:

(in millions of Korean won)	Beginning Balance		Increase		Amortization		Ending Balance

KB Investment & Securities Co., Ltd.	(Won)	70,265	(Won)	—	(Won)	22,789	(Won)	47,476

The changes in the difference between the acquisition cost of investment and the amount of the underlying equity in investee’s net assets for the year ended December 31, 2009, were as follows:

(in millions of Korean won)	Beginning Balance		Increase		Amortization		Ending Balance

KB Investment & Securities Co., Ltd.	(Won)	93,054	(Won)	—	(Won)	22,789	(Won)	70,265

The changes in equity method investments resulting from equity method valuation for the year ended December 31, 2010, are as follows:

(in millions of Korean won)							Valuation under Equity Method
Investees	Beginning Balance		Acquisition		Dividends		Retained Earnings		Gain on Valuation of Equity Method Investments		Capital Adjustment		Accumulated Other Comprehensive Income		Ending Balance

Kookmin Bank [1]	(Won)	16,774,896	(Won)	—	(Won)	(95,305)	(Won)	6,406	(Won)	80,948	(Won)	(29)	(Won)	55,567	(Won)	16,822,483
KB Investment & Securities Co., Ltd.		369,849		—		—		(1,884)		11,643		—		7,519		387,127
KB Life Insurance Co., Ltd.		77,284		61,200		—		—		10,946		(294)		19,668		168,804
KB Asset Management Co., Ltd.		96,312		—		—		—		29,321		—		339		125,972
KB Real Estate Trust Co., Ltd.		121,553		—		—		—		3,476		—		16		125,045
KB Investment Co., Ltd.		104,910		—		—		—		(454)		—		1,592		106,048
KB Futures Co., Ltd.		37,363		—		—		—		4,494		—		1,020		42,877
KB Credit Information Co., Ltd.		23,621		—		—		—		1,626		—		—		25,247
KB Data Systems Co., Ltd.		6,334		—		—		—		(2,284)		—		—		4,050

	(Won)	17,612,122	(Won)	61,200	(Won)	(95,305)	(Won)	4,522	(Won)	139,716	(Won)	(323)	(Won)	85,721	(Won)	17,807,653

[1]

The beginning and ending balances of the investments in Kookmin Bank are net of (Won) 2,476,809 million. This amount represents the Company’s issued shares owned by Kookmin Bank, and is accounted for as capital adjustment in the Company’s statement of financial position.

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

The changes in equity method investments resulting from equity method valuation for the year ended December 31, 2009, were as follows:

(in millions of Korean won)							Valuation under Equity Method
Investees	Beginning Balance		Acquisition		Dividends		Retained Earnings		Gain(Loss) on Valuation of Equity Method Investments		Capital Adjustment		Accumulated Other Comprehensive Income(Loss)		Ending Balance

Kookmin Bank [1]	(Won)	15,506,919	(Won)	300,000	(Won)	—	(Won)	6,972	(Won)	598,319	(Won)	232,052	(Won)	130,634	(Won)	16,774,896
KB Investment & Securities Co., Ltd.		419,267		—		—		—		(64,482)		—		15,064		369,849
KB Life Insurance Co., Ltd. [2]		—		76,091		—		—		10,182		(7,836)		(1,153)		77,284
KB Asset Management Co., Ltd.		116,458		—		(49,000)		—		28,783		—		71		96,312
KB Real Estate Trust Co., Ltd.		97,469		—		—		—		24,044		—		40		121,553
KB Investment Co., Ltd.		103,788		—		—		—		2,391		—		(1,269)		104,910
KB Futures Co., Ltd.		38,206		—		(9,000)		—		6,178		—		1,979		37,363
KB Credit Information Co., Ltd.		44,488		—		(25,200)		—		4,333		—		—		23,621
KB Data Systems Co., Ltd.		18,457		—		(15,000)		—		2,877		—		—		6,334

	(Won)	16,345,052	(Won)	376,091	(Won)	(98,200)	(Won)	6,972	(Won)	612,625	(Won)	224,216	(Won)	145,366	(Won)	17,612,122

[1]

The beginning and ending balances of the investments in Kookmin Bank are net of (Won) 2,710,349 million and (Won) 2,476,809 million, respectively. These amounts represent the Company’s issued shares owned by Kookmin Bank, and were accounted for as capital adjustment in the Company’s statement of financial position.

[2]

The changes in equity method investment due to net income and changes in accumulated other comprehensive income of KB Life Insurance Co., Ltd. represented amounts for the nine-month period ended December 31, 2009.

The subsidiaries’ audited or reviewed financial statements as of December 31, 2010, are used in the application of the equity method. Financial information of above subsidiaries is disclosed in Notes 21 and 22.

Unrealized gain and loss as of December 31, 2010 and 2009, are listed below:

(in millions of Korean won)	2010				2009
	Unrealized Loss		Unrealized Gain		Unrealized Loss		Unrealized Gain

Kookmin Bank	(Won)	117	(Won)	(49,071)	(Won)	—	(Won)	(82,600)
KB Investment & Securities Co., Ltd.		500		—		502		(432)
KB Asset Management Co., Ltd.		1		—		—		—
KB Real Estate Trust Co., Ltd.		250		(52)		250		—
KB Investment Co., Ltd.		50		—		100		—
KB Credit Information Co., Ltd.		22		—		15		—
KB Data Systems Co., Ltd.		47		(10,068)		36		(10,508)

	(Won)	987	(Won)	(59,191)	(Won)	903	(Won)	(93,540)

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

5. Loans Receivable

Loans receivable as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)	Debtors	Interest Rate (%) as of 12. 31. 2010	2010		2009

General loans in won	KB Real Estate Trust Co., Ltd.	5.06	(Won)	50,000	(Won)	50,000
	KB Investment Co., Ltd.	5.01		10,000		20,000

Subordinated loans in won	KB Investment & Securities Co., Ltd.	6.30		100,000		100,000

			(Won)	160,000	(Won)	170,000

The maturities of loans receivable as of December 31, 2010, are as follows:

(in millions of Korean won)	3 Months		4 to 6 Months		7 to 12 Months		1 to 3 Years		Over 3 Years		Total

Loans in won	(Won)	—	(Won)	60,000	(Won)	—	(Won)	—	(Won)	100,000	(Won)	160,000

The maturities of loans as of December 31, 2009, were as follows:

(in millions of Korean won)	3 Months		4 to 6 Months		7 to 12 Months		1 to 3 Years		Over 3 Years		Total

Loans in won	(Won)	—	(Won)	20,000	(Won)	—	(Won)	50,000	(Won)	100,000	(Won)	170,000

The provision ratios for possible loan losses as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)	2010		2009

Loans subjected to provision	(Won)	160,000	(Won)	170,000
Allowance for loan losses		800		850
Provision ratio (%)		0.50		0.50

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

The changes in allowance for loan losses for the years ended December 31, 2010, and 2009, are as follows:

(in millions of Korean won)	2010		2009

Beginning balance	(Won)	850	(Won)	1,000
Reversal of allowance for loans losses		50		150

Ending balance	(Won)	800	(Won)	850

6. Property and Equipment

The book values of property and equipment as of December 31, 2010 and 2009, are computed as follows:

	2010						2009
(in millions of Korean won)	Acquisition Cost		Accumulated Depreciation		Net Book Value		Acquisition Cost		Accumulated Depreciation		Net Book Value

Property and equipment	(Won)	4,110	(Won)	3,002	(Won)	1,108	(Won)	3,796	(Won)	2,078	(Won)	1,718

The changes in property and equipment for the years ended December 31, 2010 and 2009, are as follows:

(in millions of Korean won)	Year	Beginning Balance		Acquisition		Depreciation		Ending Balance

Property and equipment	2010	(Won)	1,718	(Won)	313	(Won)	923	(Won)	1,108
Property and equipment	2009		3,214		213		1,709		1,718

Details of property and equipment insurance as of December 31, 2010, are as follows:

(in millions of Korean won)	Asset Insured	Insurance Coverage		Insurance Company

Package insurance	Property and equipment	(Won)	4,110	Samsung Fire & Marine Insurance Co., Ltd.

7. Other Assets

Other assets as of December 31, 2010 and 2009, consist of

(In millions of Korean won)	2010		2009

Guarantee deposits paid (Note 20)	(Won)	30,153	(Won)	22,671
Accounts receivable (Notes 15 and 20)		22,568		—
Accrued income		3,962		9,547
Prepaid expenses		347		343
Intangible assets, net		2,133		2,509
Miscellaneous assets		125,423		38

	(Won)	184,586	(Won)	35,108

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

The book values of intangible assets as of December 31, 2010 and 2009, are computed as follows:

	2010						2009
(in millions of Korean won)	Acquisition Cost		Accumulated Amortization		Net Book Value		Acquisition Cost		Accumulated Amortization		Net Book Value

Software	(Won)	1,647	(Won)	842	(Won)	805	(Won)	1,568	(Won)	443	(Won)	1,125
Other intangible assets		2,177		849		1,328		1,763		379		1,384

	(Won)	3,824	(Won)	1,691	(Won)	2,133	(Won)	3,331	(Won)	822	(Won)	2,509

The changes in intangible assets for the year ended December 31, 2010, are as follows:

(in millions of Korean won)	Beginning Balance		Acquisition		Amortization		Ending Balance

Software	(Won)	1,125	(Won)	79	(Won)	399	(Won)	805
Other intangible assets		1,384		414		470		1,328

	(Won)	2,509	(Won)	493	(Won)	869	(Won)	2,133

The changes in intangible assets for the year ended December 31, 2009, were as follows:

(in millions of Korean won)	Beginning Balance		Acquisition		Amortization		Ending Balance

Software	(Won)	1,388	(Won)	120	(Won)	383	(Won)	1,125
Other intangible assets		621		1,129		366		1,384

	(Won)	2,009	(Won)	1,249	(Won)	749	(Won)	2,509

8. Debts

Debentures issued by the Company as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)	Issued Date	Maturity Date	Interest Rate (%) as of 12. 31. 2010	2010		2009

Unguaranteed debentures No. 1	2008-12-12	2011-12-12	7.48	(Won)	500,000	(Won)	500,000
Unguaranteed debentures No. 2-1	2009-03-20	2011-03-20	4.98		250,000		250,000
Unguaranteed debentures No. 2-2	2009-03-20	2012-03-20	5.30		50,000		50,000

					800,000		800,000
Less: Discounts on debentures					(647)		(1,579)

				(Won)	799,353	(Won)	798,421

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

The maturities of debentures as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)	Year	3 Months		4 to 6 Months		7 to 12 Months		1 to 3 Years		Total

Debentures	2010	(Won)	250,000	(Won)	—	(Won)	500,000	(Won)	50,000	(Won)	800,000
Debentures	2009		—		—		—		800,000		800,000

9. Other Liabilities

Other liabilities as of December 31, 2010 and 2009, are as follows:

(In millions of Korean won)	2010		2009

Accounts payable (Note 20)	(Won)	132,699	(Won)	199
Accrued expense (Notes 15, 19 and 20)		24,412		5,314
Deferred income tax liabilities (Note 16)		8,200		6,247
Withholding taxes		226		203
Accrued severance benefits, net (Note 10)		1,814		1,413
Miscellaneous liabilities		40		37

	(Won)	167,391	(Won)	13,413

10. Accrued Severance Benefits

The changes in accrued severance benefits for the years ended December 31, 2010 and 2009, are summarized as follows:

(in millions of Korean won)	2010		2009

Beginning balances	(Won)	4,709	(Won)	3,346

Transferred from subsidiaries [1]		1,297		316
Provision		1,984		1,780
Payment		1,944		733

Accrued severance benefits		6,046		4,709
Less: Pension plan assets		(4,232)		(3,296)

Ending balances	(Won)	1,814	(Won)	1,413

[1]

Under the regulation on retirement benefits, accrued severance benefits of (Won) 1,297 million and (Won) 316 million for the years ended December 31, 2010 and 2009, respectively, were transferred from subsidiaries where the employees have been previously employed. Accordingly, pension plan assets, amounting to (Won) 786 million and (Won) 154 million, were also transferred from subsidiaries along with accrued severance benefits.

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Details of pension plan assets as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)	2010		2009

Cash and cash equivalents	(Won)	1,276	(Won)	1,046
Time deposits		2,956		2,250

	(Won)	4,232	(Won)	3,296

As of December 31, 2010, none of the retired employees has elected to receive the retirement pension benefit. Therefore, the Company is not under any retirement pension benefit obligation, and there is no expected payment of retirement pension benefit within a year.

11. Capital Stock

Details of capital stock as of December 31, 2010 and 2009, are as follows:

(in Korean won, except per share amounts)	2010		2009

Number of shares authorized		1,000,000,000		1,000,000,000
Par value per share	(Won)	5,000	(Won)	5,000
Number of shares issued		386,351,693		386,351,693

12. Capital Surplus

The excess value, which is greater than capital reserve, of transferred shares of subsidiaries including treasury shares of Kookmin Bank over the Company’s issued capital stock is recorded as changes from valuation of equity method investments under the capital surplus of shareholders’ equity.

13. Retained Earnings

As required by Article 53 of the Financial Holding Company Act, the Company, each time it declares dividends, is required to appropriate, as a legal reserve, an amount equal to a minimum of 10% of annual net income, until such reserve equals its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit.

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

14. Dividends

The details of distribution of dividends for the year ended December 31, 2010, are as follows:

	2010		2009

Number of issued common shares		386,351,693 shares		386,351,693 shares
Number of shares excluded for dividend: common share [1]		43,322,704 shares		43,322,704 shares
Number of shares eligible for dividends: common share		343,028,989 shares		343,028,989 shares
Dividend rate		2.40%		4.60%
Dividend amount	(Won)	41,163,478,680	(Won)	78,896,667,470
Dividend payout ratio (Dividends/Net income)		46.61%		14.62%
Dividend yield ratio (Dividend per share/Market price)		0.20%		0.39%

[1]	Treasury shares owned by subsidiaries are excluded from dividend distribution as of December 31, 2010 and 2009.

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

15. Share-Based Payments

Share-based payment plan, where the number of granted shares is determined by the long-term achievement, for executives and employees of the Company and its subsidiaries as of December 31, 2010, is as follows:

(in number of shares)		Grant Date	Granted Shares [10]	Grant Condition

KB Financial Group Inc.	1st Series	2008-09-29	29,164	Services fulfillment Achievements of targets on the basis of market and non-market performance [1]
	2nd Series	2009-03-27	3,090	Service fulfillment [2]
	3rd Series	2010-01-01	32,256	Services fulfillment Achievements of targets on the basis of market and non-market performance [3]
	4th Series	2010-07-13	218,944	Services fulfillment Achievements of targets on the basis of market and non-market performance [4]

			283,454

Kookmin Bank	7th Series	2008-03-20	7,980	Services fulfillment Achievements of targets on the basis of market and non-market performance [6]
	13th Series	2008-10-18	7,950	Services fulfillment Achievements of targets on the basis of market and non-market performance [7] ,8
	14-1 Series	2008-12-29	6,604	Services fulfillment Achievements of targets on the basis of market and non-market performance [7]
	14-2 Series	2008-12-29	74,200	Services fulfillment Achievements of targets on the basis of market and non-market performance [7]
	15th Series	2009-03-25	5,300	Services fulfillment Achievements of targets on the basis of market and non-market performance [7]
	17th Series	2009-10-12	5,300	Services fulfillment Achievements of targets on the basis of market and non-market performance [7]
	19th Series	2010-01-01	44,910	Services fulfillment Achievements of targets on the basis of market and non-market performance [7]
	20-1 Series	2010-01-08	33,138	Services fulfillment Achievements of targets on the basis of market and non-market performance [7]
	20-2 Series	2010-01-08	130,884	Services fulfillment Achievements of targets on the basis of market and non-market performance [7]
	21st Series	2010-01-15	5,078	Services fulfillment Achievements of targets on the basis of market and non-market performance [7]
	23rd Series	2010-07-29	73,650	Services fulfillment Achievements of targets on the basis of market and non-market performance [5]

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

	24th Series	2010-08-03	66,912	Services fulfillment Achievements of targets on the basis of market and non-market performance [7]
	25th Series	2010-08-12	18,472	Services fulfillment Achievements of targets on the basis of market and non-market performance [5]
	26th Series	2010-09-11	12,248	Services fulfillment Achievements of targets on the basis of market and non-market performance [7]
	27th Series	2010-09-20	8,092	Services fulfillment Achievements of targets on the basis of market and non-market performance [7]

			500,718

Other Subsidiaries	—	Year 2010	33,817	Services fulfillment Achievements of targets on the basis of market and non-market performance [9]

			817,989

[1]

In order to exercise stock grants, services for the remaining contract period need to be performed. Certain portion of granted shares will be compensated based on the fulfillment of service requirement. Other portion of granted shares will be compensated based on the following achievements: 30 % of granted shares will depend on targeted KPI, another 30% of granted shares will depend on targeted financial results of the Company, and the remaining 40% of granted shares will depend on targeted relative TSR.

[2]	The number of granted shares will be exercised upon the fulfillment of service requirement.
[3]

The 30 % of shares to be granted will depend on targeted KPI, another 30% of shares to be granted will depend on targeted financial results of the Company, and the remaining 40% of shares to be granted will depend on targeted relative TSR. However, certain granted shares will be compensated based on the achievement of the targeted KPI (50%) and relative TSR (50%).

[4]

The 37.5% of the shares to be granted will be based on the achievement of the targeted relative TSR, while another 37.5% will be based on the achievement of EPS ratio. The remaining 25% will depend on the targeted qualitative index. A certain portion of granted shares will be compensated according to the following achievements: 30 % of granted shares will depend on targeted KPI, another 30% of granted shares will depend on targeted financial results of the Company, and the remaining 40% of granted shares will depend on targeted relative TSR. Other portion of granted shares will be compensated according to the following achievements: 40% of granted shares will depend on EPS, 40% of granted shares will depend on relative TSR, and 20% of granted shares will depend on targeted qualitative index.

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

[5]

The 40% of the shares to be granted will be based on the achievement of the targeted relative TSR, while another 40% will be based on the achievement of relative EPS. The remaining 20% will depend on the targeted qualitative index such as 2-year trends of ROA and others.

[6]	The number of shares to be compensated is fixed regardless of performance.
[7]

The 30% of shares to be granted will depend on targeted KPI, another 30% of shares to be granted will depend on targeted financial results of the Company, and the remaining 40% of shares to be granted will depend on targeted relative TSR.

[8]	Kookmin Bank canceled the existing contracts and entered into new contracts in 2009. Accordingly, the number of shares to be compensated has changed.
[9]

The 30 % of shares to be granted will depend on targeted KPI, another 30% of shares to be granted will depend on targeted MOU, and the remaining 40% of shares to be granted will depend on targeted relative TSR. However, certain granted shares will be compensated based on the achievement of the targeted MOU (60%) and relative TSR (40%).

[10]

Initially granted number of shares to the directors and employees who still have the remaining granted number of shares as of December 31, 2010. Certain granted shares of KB Financial Group Inc. and Kookmin Bank will be compensated over three years from the exercise date.

Stock grants based on the long-term achievement will have the maximum number of granted shares determined on the date of contract and will be exercised in accordance with the achievement of the targeted performance. The Company may settle the payment by either cash or equity for both long-term and short-term, achievement- based stock grants.

Meanwhile, the estimated number of granted shares which will be compensated after the contract period of service is 731,316 shares.

Share-based payment plan, where the number of granted shares is determined by the short-term achievement, for executives and employees of the Company and a subsidiary as of December 31, 2010, is as follows:

(in number of shares)		Grant Date	Estimated Granted Shares [1]	Grant Condition

KB Financial Group Inc.	Stock grant	2010.1.1	14,674	On the basis of service fulfillment period
Kookmin Bank	Stock grant	2010.1.1	96,801	On the basis of service fulfillment period

			111,475

[1]	The number of granted shares will be determined based on the achievements of the targets, and certain granted shares will be compensated over a three-year period.

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Stock grants vested to employees and executives are measured at fair value using the Monte-Carlo Simulation Model. Assumptions used under the Monte-Carlo Simulation Model are summarized as follows:

(in Korean won)	Expected Exercise Period (Years)	Risk Free Rate (%)	Fair Value (Market Performance Condition)	Fair Value (Non-Market Performance Condition)

KB Financial Group Inc.- Long-term achievements

1-2 Series	1.00	2.89	22,764	59,606
1-4 Series	0.21	2.89	16,815	59,790
2-3 Series	1.24	2.95	20,807	59,150
3-1 Series	1.00	2.89	21,605	59,606
3-2 Series	1.00	2.91	22,487	59,606
3-3 Series	1.00	2.89	22,488	59,606
4-1 Series	2.53	3.38	22,793	59,139
4-2 Series	2.53	3.14	23,071	59,137
4-3 Series	2.00	3.14	29,939	59,077
4-4 Series	2.00	3.14	29,381	59,077
4-5 Series	2.00	3.14	24,057	59,077

Kookmin Bank- Long-term achievements
7 th Series	0.22 ~ 3.22	2.89	—	60,028 ~ 63,606
13th Series	0.80 ~ 4.00	2.89	17,969	60,041 ~ 64,036
14-1 Series	—	2.89	—	57,407
14-2 Series	1.00 ~ 3.00	2.89	59,998	57,407 ~ 63,153
15th Series	0.23	2.89	—	60,026
17th Series	0.78 ~ 4.00	2.89	23,412	59,961 ~ 64,036
19th Series	1.00 ~ 4.00	2.89	19,187	59,988 ~ 64,036
20-1 Series	1.02 ~ 5.00	2.89	19,407	60,061 ~ 64,948
20-2 Series	1.02 ~ 5.00	2.89	19,825	60,371 ~ 64,948
21st Series	1.04 ~ 5.00	2.90	20,856	60,157 ~ 64,948
23rd Series	2.53 ~ 5.53	3.38	22,985	59,143 ~ 66,628
24th Series	1.59 ~ 5.00	3.03	35,596	58,725 ~ 64,948
25th Series	2.53 ~ 6.00	3.38	22,816	59,143 ~ 66,628
26th Series	1.70 ~ 5.00	3.06	30,068	58,499 ~ 64,948
27th Series	1.72 ~ 5.00	3.07	28,451	58,815 ~ 64,948
Other Subsidiaries- Long-term achievements
Year 2010	—	3.14~3.38	13,266 ~ 25,335	57,340 ~ 59,077

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

(in Korean won)	Expected Exercise Period (Years)	Risk Free Rate (%)	Fair Value (Market Performance Condition)	Fair Value (Non-Market Performance Condition)

KB Financial Group Inc.- Short-term achievements
Year 2010	—	2.89	—	61,010 ~ 63,153
Kookmin Bank- Short-term achievements
Year 2010	0.59 ~ 3.00	2.89	—	61,010 ~ 63,153

Meanwhile, the Company determined the fair value by using historical stock price volatility with the same period as the exercisable period for expected volatility and the current stock price as of December 31, 2010, for the underlying asset price. Additionally, the average three-year historical dividend rate was used as expected dividend rate. Financial information from Kookmin Bank is used for the period prior to the establishment of the Company.

As the obligation for the share-based payments to the employees and directors of the subsidiaries are transferred to the Company, the corresponding cost is recognized as accounts receivable due from the subsidiaries.

Accrued expenses of (Won) 19,777 million and (Won) 1,324 million are accounted for as share-based compensation as of December 31, 2010 and 2009, respectively. The share-based payments due from the subsidiaries amount to (Won) 15,628 million, and accordingly, this amount is accounted for as accounts receivable as of December 31, 2010. In a meantime, share-based compensation of (Won) 3,119 million and (Won) 885 million for the years ended December 31, 2010 and 2009, respectively, were accounted for as salaries expense under selling and administrative expense.

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

16. Income Tax

Income tax expense (benefit) for the years ended December 31, 2010 and 2009, consists of:

(in millions of Korean won)	2010		2009

Current income taxes	(Won)	—	(Won)	—
Changes in deferred income taxes due to temporary differences		1,953		1,598
Income tax liabilities directly charged to the shareholders’ equity [1]		(5,172)		1,305

Income tax expense (benefit)	(Won)	(3,219)	(Won)	2,903

[1]	Income tax liabilities directly charged to the shareholders’ equity as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)	2010		2009

Changes in equity method investments-capital adjustment	(Won)	(108)	(Won)	1,896
Gain on valuation of equity method investments-accumulated other comprehensive income		(4,638)		(1,657)
Loss on valuation of equity method investments-accumulated other comprehensive loss		(426)		1,066

	(Won)	(5,172)	(Won)	1,305

The reconciliation between income tax expense (benefit) and income before income tax for the years ended December 31, 2010 and 2009, follows:

(in millions of Korean won)	2010		2009

Income before income tax	(Won)	85,101	(Won)	542,721

Income tax imposed at the statutory rate	(Won)	20,595	(Won)	131,339
Adjustments
Non-deductible expense		218		241
Tax effects related to equity method investments		(23,758)		(145,443)
Exclusion of deferred income tax from net operating loss carryforwards		497		16,346
Others		(771)		420

Income tax expense (benefit)		(3,219)		2,903

Effective tax rate (%)	(Won)	(3.78)	(Won)	0.53

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

The changes in accumulated temporary differences for the year ended December 31, 2010, and deferred income tax assets (liabilities) as of December 31, 2010, are as follows:

(in millions of Korean won)	Temporary Difference								Deferred Income Tax Assets (Liabilities)
	Beginning		Increase		Decrease		Ending		2010 [1]

Equity method investments	(Won)	500,359	(Won)	95,628	(Won)	229,959	(Won)	366,028	(Won)	80,526
Accrued severance benefits		3,296		2,176		1,239		4,233		931
Severance insurance deposits		(3,296)		(2,176)		(1,239)		(4,233)		(931)
Share-based compensation		1,324		3,119		294		4,149		913
Estimated future compensation		1,353		1,481		1,353		1,481		358
Net operating loss carryforwards		77,629		—		354		77,275		17,001

	(Won)	580,665	(Won)	100,228	(Won)	231,960	(Won)	448,933		98,798

Unrealizable deferred income tax assets (liabilities) [1,2]										106,998

Net deferred income tax liabilities									(Won)	(8,200)

[1]

Tax effects from the valuation of equity method investments are reasonably estimated based on each subsidiary’s taxable amount subject to deferred tax and its realization. The temporary differences of (Won) 9,471 million arising from the valuation of equity method investments are recognized as deferred tax liabilities as of December 31, 2010.

[2]	As of December 31, 2010, net operating loss carryforwards are not expected to be realized in the future; therefore, they are not recognized as deferred income tax assets.

The changes in accumulated temporary differences for the year ended December 31, 2009, and deferred income tax assets (liabilities) as of December 31 2009, were as follows:

(in millions of Korean won)	Temporary Difference								Deferred Income Tax Assets (Liabilities)
	Beginning		Increase		Decrease		Ending		2009 [1]

Equity method investments	(Won)	1,391,338	(Won)	98,200	(Won)	989,179	(Won)	500,359	(Won)	110,079
Accrued severance benefits		2,180		1,364		248		3,296		725
Severance insurance deposits		(2,180)		(1,364)		(248)		(3,296)		(725)
Share-based compensation		463		885		24		1,324		291
Estimated future compensation		—		1,353		—		1,353		298
Net operating loss carryforwards		11,466		66,163		—		77,629		17,078

	(Won)	1,403,267	(Won)	166,601	(Won)	989,203	(Won)	580,665		127,746

Unrealizable deferred income tax assets (liabilities) [1,2]										133,993

Net deferred income tax liabilities									(Won)	(6,247)

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

[1]

Tax effects from equity method valuation were estimated based on each subsidiary’s taxable amount subject to deferred tax and its realization. The temporary differences of (Won) 6,247 million arising from the equity method valuation were recognized as deferred tax liabilities as of December 31, 2009.

[2]

As of December 31, 2009, net operating loss carryforwards and other temporary differences were not expected to be realized in the future; therefore, they were not recognized as deferred income tax assets.

17. Earnings Per Share

Basic earnings per share for the years ended December 31, 2010 and 2009, is calculated as follows:

(in Korean won and in number of shares)	2010		2009

Net income [1]	(Won)	88,319,877,008	(Won)	539,818,164,108
Weighted-average number of common shares outstanding		343,028,989		325,406,414
Basic earnings per share	(Won)	257	(Won)	1,659

[1]	Earnings available for common shareholders is the same as net income.

The weighted average number of common shares outstanding for the year ended December 31, 2010, is computed as follows:

(in number of shares)	Number of Shares	Days Outstanding	Outstanding Shares

Beginning	386,351,693	365	141,018,367,945
Treasury shares [1]	(43,322,704)	365	(15,812,786,960)

Total outstanding shares ()			125,205,580,985
In number of days(‚)			365
Weighted average number of shares outstanding(/‚)			343,028,989

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

The weighted average number of common shares outstanding for the year ended December 31, 2009, was computed as follows:

(in number of shares)	Number of Shares	Days Outstanding	Outstanding Shares

Beginning	356,351,693	365	130,068,367,945
Treasury shares [1]	(47,407,671)	365	(17,303,799,915)
Retirement of treasury shares	4,084,967	74	302,287,558
Issuance of common shares (2009.9.1)	30,000,000	122	3,660,000,000
Common shares deemed to have been issued free to existing shareholders [2]	8,421,751	243	2,046,485,599

Total outstanding shares ()			118,773,341,187
In number of days(‚)			365
Weighted average number of shares outstanding(/‚)			325,406,414

[1]	Weighted average number of common shares outstanding is calculated by accounting for the shares owned by subsidiaries as treasury stock.
[2]	The common shares deemed to have been issued free to existing shareholders in 2009, were considered in the computation of weighted average number of common shares outstanding.

Basic earnings per share for the years ended December 31, 2010 and 2009, is equal to diluted earnings per share because there is no dilution in the weighted average number of common stock outstanding.

The number of potential common stock, which is not included in the computation of diluted earnings per share for the year ended December 31, 2010, due to the antidilutive effect, but may result in the dilution of earnings per share in the future, follows:

(in number of shares)	2010[1]

Stock grants	936,970

[1]	The number of granted shares for employees and executives of Kookmin Bank and other subsidiaries, is included in the total number of stock grants.

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

18. Comprehensive Income

Comprehensive income for the years ended December 31, 2010 and 2009, consists of:

(in millions of Korean won)	2010		2009

Net income	(Won)	88,320	(Won)	539,818
Accumulated other comprehensive income
Gain on valuation of equity method investments, net of tax effect (Won) (-) 4,638 million (2009: (Won) (-) 1,657 million)		78,600		141,268
Loss on valuation of equity method investments, net of tax effect (Won) (-) 426 million (2009: (Won) 1,066 million)		2,057		3,508

Comprehensive income	(Won)	168,977	(Won)	684,594

19. Supplemental Cash Flows Information

Restricted due from banks is not accounted for in the statements of cash flows.

Significant transactions not involving cash inflows or outflows for the years ended December 31, 2010 and 2009, are as follows:

(in millions of Korean won)	2010		2009

Changes in capital adjustment due to valuation of equity method investments	(Won)	(431)	(Won)	226,112
Changes in comprehensive income due to valuation of equity method investments		80,657		144,776
Changes in retained earnings due to equity method investments		4,522		6,972
Changes in accounts receivable and accrued expenses due to the transfer of share-based payments obligation		15,628		—

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

20. Related Party Transactions

The details of the Company’s ownership in its subsidiaries, second-tier subsidiaries and equity method valuation of its subsidiaries are summarized in Notes 1 and 4.

As of December 31, 2010 and 2009, the ownerships in associates over which the Company has significant influence through its subsidiaries are as follows:

		2010		2009
Investors	Investees	Number of Shares	Ownership (%)	Number of Shares	Ownership (%)

Kookmin Bank	KLB Securities Co., Ltd.[1]	4,854,713	36.41	4,854,713	36.41
	Jooeun Industrial Co., Ltd. [2]	—	—	1,999,910	99.99
	Balhae Infrastructure Fund	11,386,188	12.61	10,853,607	12.61
	Korea Credit Bureau Co., Ltd.	180,000	9.00	180,000	9.00
	UAMCO., Ltd.	85,050	17.50	12,250	17.50
	JSC Bank CenterCredit-Common shares	48,023,250	29.56	44,136,676	30.52
	JSC Bank CenterCredit-Convertible preferred shares	36,561,465	93.15	—	—
	KB06-1 Venture Partnership Fund	200	50.00	200	50.00
	KB08-1 Venture Partnership Fund	400	66.67	400	66.67

KB Investment & Securities Co., Ltd.	KB Global Star Game & Apps Special Purpose Acquisition Company	414,562	4.81	—	—
	ILSAN Electronics (Simyang) Public Corporation	1	100.00	—	—

KB Investment Co., Ltd.	KB06-1 Venture Partnership Fund	100	25.00	100	25.00
	KB08-1 Venture Partnership Fund	200	33.33	200	33.33
	Kookmin Investment Partnership No.16 [3]	177.2	20.00	177.2	20.00
	NPC 05-6 KB Venture Fund	500	20.00	500	20.00
	NPC 07-5 KB Venture Fund	500	20.00	500	20.00
	09-5 KB Venture Fund	80	33.33	20	33.33
	KB 06-1 Corporate Restructuring Fund [4]	—	—	12	5.38
	NPS 06-5 KB Corporate Restructuring Fund	617,500,000	13.57	2,280,000,000	13.57

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Investors	Investees	2010		2009
		Number of Shares	Ownership (%)	Number of Shares	Ownership (%)
	KB Global Star Game & Apps Special Purpose Acquisition Company	10,000	0.12	—	—
	KoFC-KB Pioneer Champ No. 2010-8 Investment Partnership	30	50.00	—	—
	Wibro Infrastructure	1,000,000	40.34	—	—
	Nexolon Company Limited	363,636	5.36	—	—

KB Real Estate Trust Co., Ltd.	Joam Joint Residential Development	1,500	15.00	—	—

[1]	In the process of filing bankruptcy as of December 31, 2010 and 2009.
[2]	Bankruptcy process is completed for the year ended December 31, 2010.
[3]	In the process of liquidation as of December 31, 2010 and 2009.
[4]	Liquidation process is completed for the year ended December 31, 2010.

Revenues earned and expenses incurred from the significant transactions between the Company and its subsidiaries for the year ended December 31, 2010, are as follows:

(in millions of Korean won)		Accounts
Revenues	Expenses	Interest on Loans		Interest on Due from Banks		Rent		Total

KB Financial Group Inc.	Kookmin Bank	(Won)	—	(Won)	25,885	(Won)	—	(Won)	25,885
	KB Investment & Securities Co., Ltd.		6,182		—		—		6,182
	KB Real Estate Trust Co., Ltd.		2,473		—		—		2,473
	KB Investment Co., Ltd.		660		—		—		660

Kookmin Bank	KB Financial Group Inc.		—		—		633		633

		(Won)	9,315	(Won)	25,885	(Won)	633	(Won)	35,833

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Revenues earned and expenses incurred from the significant transactions between the Company and its subsidiaries for the year ended December 31, 2009, were as follows:

(in millions of Korean won)		Accounts
Revenues	Expenses	Interest on Loans		Interest on Due from Banks		Rent		Total

KB Financial Group Inc.	Kookmin Bank	(Won)	—	(Won)	9,668	(Won)	—	(Won)	9,668

	KB Investment & Securities Co., Ltd.		7,857		—		—		7,857
	KB Real Estate Trust Co., Ltd.		1,232		—		—		1,232
	KB Investment Co., Ltd.		487		—		—		487
Kookmin Bank	KB Financial Group Inc.		—		—		601		601

		(Won)	9,576	(Won)	9,668	(Won)	601	(Won)	19,845

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Balances resulting from significant lending and borrowing transactions between the Company and its subsidiaries as of December 31, 2010, are as follows:

(in million of Korean won)		Accounts										Total
Creditor	Debtor	Loans		Due from Bank		Guarantee Deposits		Accounts Receivable		Accounts Payable

KB Financial Group Inc.	Kookmin Bank	(Won)	—	(Won)	759,998	(Won)	20,169	(Won)	14,436	(Won)	—	(Won)	794,603
	KB Investment & Securities Co., Ltd.		100,000		—		—		441		—		100,441
	KB Life Insurance Co., Ltd.In		—		—		—		123		—		123
	KB Asset Management Co., Ltd.		—		—		—		5,235		—		5,235
	KB Real Estate Trust Co., Ltd.		50,000		—		—		1,293		—		51,293
	KB Investment Co., Ltd.		10,000		—		—		55		—		10,055
	KB Futures Co., Ltd.		—		—		—		519		—		519
	KB Credit Information Co., Ltd.		—		—		—		358		—		358
	KB Data Systems Co., Ltd.		—		—		—		107		—		107
Kookmin Bank	KB Financial Group Inc.		—		—		—		—		125,933		125,933
KB Investment & Securities Co., Ltd.	KB Financial Group Inc.		—		—		—		—		5,920		5,920
KB Investment Co., Ltd.	KB Financial Group Inc.		—		—		—		—		40		40
KB Data Systems Co., Ltd.	KB Financial Group Inc.		—		—		—		—		470		470

		(Won)	160,000	(Won)	759,998	(Won)	20,169	(Won)	22,567	(Won)	132,363	(Won)	1,095,097

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Balances resulting from significant lending and borrowing transactions between the Company and its subsidiaries as of December 31, 2009, were as follows:

(in million of Korean won)		Accounts						Total
Creditor	Debtor	Loans		Due from Bank		Guarantee Deposits

KB Financial Group Inc.	Kookmin Bank	(Won)	—	(Won)	845,366	(Won)	15,085	(Won)	860,451
	KB Investment & Securities Co., Ltd.		100,000		—		—		100,000
	KB Real Estate Trust Co., Ltd.		50,000		—		—		50,000
	KB Investment Co., Ltd.		20,000		—		—		20,000

		(Won)	170,000	(Won)	845,366	(Won)	15,085	(Won)	1,030,451

Compensation for key management for the years ended December 31, 2010 and 2009, consists of:

(in millions of Korean won)	2010		2009

Salaries	(Won)	3,594	(Won)	5,154
Provision for severance benefits		165		145
Share-based compensation [1]		3,119		885

	(Won)	6,878	(Won)	6,184

[1]	Details of share-based compensation are described in Note 15.

Key management includes non-executive directors, registered directors, and non-registered directors who have the authority for making decisions in the Company’s financial planning and management.

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

21. Condensed Financial Information of Subsidiaries

The condensed statements of financial position of subsidiaries as of December 31, 2010, are as follows:

(in millions of Korean won)	Total Assets		Total Liabilities		Shareholders’ Equity

Kookmin Bank [1]	(Won)	257,860,370	(Won)	238,411,287	(Won)	19,449,083
KB Investment & Securities Co., Ltd. [1]		2,300,961		1,935,398		365,563
KB Life Insurance Co., Ltd.		3,670,317		3,339,328		330,989
KB Asset Management Co., Ltd.		142,658		16,687		125,971
KB Real Estate Trust Co., Ltd.		256,113		131,266		124,847
KB Investment Co., Ltd. [1]		438,810		32,387		406,423
KB Futures Co., Ltd.		177,174		134,298		42,876
KB Credit Information Co., Ltd.		31,134		5,908		25,226
KB Data Systems Co., Ltd.		52,181		38,110		14,071

	(Won)	264,929,718	(Won)	244,044,669	(Won)	20,885,049

[1]	Financial information of Kookmin Bank, KB Investment & Securities Co., Ltd. and KB Investment Co., Ltd. is based on their consolidated financial statements.

The condensed statements of financial position of subsidiaries as of December 31, 2009, were as follows:

(in millions of Korean won)	Total Assets		Total Liabilities		Shareholders’ Equity

Kookmin Bank [1]	(Won)	259,457,534	(Won)	240,033,425	(Won)	19,424,109
KB Investment & Securities Co., Ltd.		2,041,219		1,745,615		295,604
KB Life Insurance Co., Ltd.		2,521,079		2,369,542		151,537
KB Asset Management Co., Ltd.		108,583		12,271		96,312
KB Real Estate Trust Co., Ltd.		257,286		135,983		121,303
KB Investment Co., Ltd. [1]		327,823		44,310		283,513
KB Futures Co., Ltd.		221,942		184,579		37,363
KB Credit Information Co., Ltd.		29,379		5,773		23,606
KB Data Systems Co., Ltd.		44,938		28,132		16,806

	(Won)	265,009,783	(Won)	244,559,630	(Won)	20,450,153

[1]	Financial information of Kookmin Bank and KB Investment Co., Ltd. was based on their consolidated financial statements.

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

The condensed statements of operations of subsidiaries for the year ended December 31, 2010, are as follows:

(in millions of Korean won)	Operating Revenues		Operating Expenses		Operating Income (Loss)		Net Income (Loss) Before Income Tax		Net Income (Loss)

Kookmin Bank [1]	(Won)	23,571,939	(Won)	23,460,255	(Won)	111,684	(Won)	(80,455)	(Won)	11,241
KB Investment & Securities Co., Ltd. [1]		524,060		482,733		41,327		40,456		29,219
KB Life Insurance Co., Ltd.		1,216,096		1,199,513		16,583		16,298		12,725
KB Asset Management Co., Ltd.		69,095		30,266		38,829		38,291		29,320
KB Real Estate Trust Co., Ltd.		52,264		47,223		5,041		5,139		3,528
KB Investment Co., Ltd. [1]		21,486		13,869		7,617		6,904		6,689
KB Futures Co., Ltd.		27,564		21,557		6,007		5,903		4,494
KB Credit Information Co., Ltd.		48,028		45,922		2,106		2,104		1,619
KB Data Systems Co., Ltd.		131,344		133,938		(2,594)		(2,682)		(2,735)

	(Won)	25,661,876	(Won)	25,435,276	(Won)	226,600	(Won)	31,958	(Won)	96,100

[1]	Financial information of Kookmin Bank, KB Investment & Securities Co., Ltd. and KB Investment Co., Ltd. is based on their consolidated financial statements.

The condensed statements of operations of subsidiaries for the year ended December 31, 2009, were as follows:

(in millions of Korean won)	Operating Revenues		Operating Expenses		Operating Income (Loss)		Net Income (Loss) Before Income Tax		Net Income (Loss)

Kookmin Bank [1]	(Won)	28,895,581	(Won)	28,176,926	(Won)	718,655	(Won)	680,220	(Won)	653,084

KB Investment & Securities Co., Ltd.		376,868		424,541		(47,673)		(49,085)		(41,550)
KB Life Insurance Co., Ltd.		901,801		898,104		3,697		3,456		3,308
KB Asset Management Co., Ltd.		67,073		27,985		39,088		38,556		28,783
KB Real Estate Trust Co., Ltd.		60,504		29,101		31,403		31,458		23,794
KB Investment Co., Ltd. [1]		19,582		32,146		(12,564)		(15,280)		(15,394)
KB Futures Co., Ltd.		28,685		19,788		8,897		8,031		6,178
KB Credit Information Co., Ltd.		54,592		48,785		5,807		5,815		4,338
KB Data Systems Co., Ltd.		124,746		117,846		6,900		6,900		5,267

	(Won)	30,529,432	(Won)	29,775,222	(Won)	754,210	(Won)	710,071	(Won)	667,808

[1]	Financial information of Kookmin Bank and KB Investment Co., Ltd. was based on their consolidated financial statements.

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

22. Financing and Operating Status of Subsidiaries

Financing status of the Company and its subsidiaries as of December 31, 2010, is as follows:

(in millions of Korean won)	Deposits		Borrowings		Debentures [1]		Total

KB Financial Group Inc.	(Won)	—	(Won)	—	(Won)	799,353	(Won)	799,353

Kookmin Bank [2]		185,504,184		11,281,662		28,751,037		225,536,883
KB Investment & Securities Co., Ltd. [2]		61,629		1,817,163		—		1,878,792
KB Life Insurance Co., Ltd.		—		—		—		—
KB Asset Management Co., Ltd.		2,816		—		—		2,816
KB Real Estate Trust Co., Ltd.		—		119,417		—		119,417
KB Investment Co., Ltd. [2]		—		10,000		—		10,000
KB Futures Co., Ltd.		130,917		—		—		130,917
KB Credit Information Co., Ltd.		—		—		—		—
KB Data Systems Co., Ltd.		—		—		—		—

	(Won)	185,699,546	(Won)	13,228,242	(Won)	29,550,390	(Won)	228,478,178

[1]	Net of discounts.
[2]	Financial information of Kookmin Bank, KB Investment & Securities Co., Ltd. and KB Investment Co., Ltd. is based on their consolidated financial statements.

Financing status of the Company and its subsidiaries as of December 31, 2009, was as follows:

(in millions of Korean won)	Deposits		Borrowings		Debentures [1]		Total

KB Financial Group Inc.	(Won)	—	(Won)	—	(Won)	798,421	(Won)	798,421

Kookmin Bank [2]		173,275,392		14,079,796		37,985,060		225,340,248
KB Investment & Securities Co., Ltd.		55,825		1,656,700		—		1,712,525
KB Life Insurance Co., Ltd.		—		—		—		—
KB Asset Management Co., Ltd.		1,262		—		—		1,262
KB Real Estate Trust Co., Ltd.		72		123,007		—		123,079
KB Investment Co., Ltd. [2]		—		20,000		—		20,000
KB Futures Co., Ltd.		180,233		—		—		180,233
KB Credit Information Co., Ltd.		—		—		—		—
KB Data Systems Co., Ltd.		—		—		—		—

	(Won)	173,512,784	(Won)	15,879,503	(Won)	38,783,481	(Won)	228,175,768

[1]	Net of discounts.
[2]	Financial information of Kookmin Bank and KB Investment Co., Ltd. was based on their consolidated financial statements.

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Operating status of the Company and its subsidiaries as of December 31, 2010, is as follows:

(in millions of Korean won)	Loans [1]		Securities		Cash and Due from Banks		Total

KB Financial Group Inc.	(Won)	159,200	(Won)	17,807,653	(Won)	759,998	(Won)	18,726,851
Kookmin Bank [2]		196,252,920		41,264,815		6,469,512		243,987,247
KB Investment & Securities Co., Ltd. [2]		178,220		1,614,803		424,929		2,217,952
KB Life Insurance Co., Ltd.		106,478		2,803,818		109,680		3,019,976
KB Asset Management Co., Ltd.		1,902		30,427		90,799		123,128
KB Real Estate Trust Co., Ltd.		13		22,299		1,040		23,352
KB Investment Co., Ltd. [2]		9,180		394,504		30,563		434,247
KB Futures Co., Ltd.		—		36,165		135,578		171,743
KB Credit Information Co., Ltd.		—		—		8,847		8,847
KB Data Systems Co., Ltd.		214		—		11,718		11,932

	(Won)	196,708,127	(Won)	63,974,484	(Won)	8,042,664	(Won)	268,725,275

[1]	Net of allowance for loan losses and deferred loan gains (losses).
[2]	Financial information of Kookmin Bank, KB Investment & Securities Co., Ltd. and KB Investment Co., Ltd. is based on their consolidated financial statements.

Operating status of the Company and its subsidiaries as of December 31, 2009, was as follows:

(in millions of Korean won)	Loans [1]		Securities		Cash and Due from Banks		Total

KB Financial Group Inc.	(Won)	169,150	(Won)	17,612,122	(Won)	845,366	(Won)	18,626,638
Kookmin Bank [2]		195,164,931		41,345,873		9,306,230		245,817,034
KB Investment & Securities Co., Ltd.		132,787		1,546,967		290,666		1,970,420
KB Life Insurance Co., Ltd.		88,167		1,898,654		71,732		2,058,553
KB Asset Management Co., Ltd.		2,007		19,568		70,013		91,588
KB Real Estate Trust Co., Ltd.		14		20,996		476		21,486
KB Investment Co., Ltd. [2]		10,349		276,018		34,691		321,058
KB Futures Co., Ltd.		—		18,436		196,977		215,413
KB Credit Information Co., Ltd.		—		—		10,441		10,441
KB Data Systems Co., Ltd.		299		—		12,734		13,033

	(Won)	195,567,704	(Won)	62,738,634	(Won)	10,839,326	(Won)	269,145,664

[1]	Net of allowance for loan losses and deferred loan gains (losses).
[2]	Financial information of Kookmin Bank and KB Investment Co., Ltd. was based on their consolidated financial statements.

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

The changes in allowance for loan losses and other assets for the year ended December 31, 2010, are as follows:

(in millions of Korean won)	Beginning		Increase (Decrease)		Ending

KB Financial Group Inc.	(Won)	850	(Won)	(50)	(Won)	800
Kookmin Bank [1]		3,849,605		793,306		4,642,911
KB Investment & Securities Co., Ltd. [1]		107,497		(54,232)		53,265
KB Life Insurance Co., Ltd.		690		458		1,148
KB Asset Management Co., Ltd.		377		12		389
KB Real Estate Trust Co., Ltd.		54,115		21,513		75,628
KB Investment Co., Ltd. [1]		522		1,463		1,985
KB Futures Co., Ltd.		—		—		—
KB Credit Information Co., Ltd.		33		6		39
KB Data Systems Co., Ltd.		143		39		182

	(Won)	4,013,832	(Won)	762,515	(Won)	4,776,347

[1]	Financial information of Kookmin Bank, KB Investment & Securities Co., Ltd. and KB Investment Co., Ltd. is based on their consolidated financial statements.

The changes in allowance for loan losses and other assets for the year ended December 31, 2009, were as follows:

(in millions of Korean won)	Beginning		Increase (Decrease)		Ending

KB Financial Group Inc.	(Won)	1,000	(Won)	(150)	(Won)	850
Kookmin Bank [1]		3,676,519		173,086		3,849,605
KB Investment & Securities Co., Ltd.		22,978		84,519		107,497
KB Life Insurance Co., Ltd.		521		169		690
KB Asset Management Co., Ltd.		84		293		377
KB Real Estate Trust Co., Ltd.		65,808		(11,693)		54,115
KB Investment Co., Ltd. [1]		632		(110)		522
KB Futures Co., Ltd.		—		—		—
KB Credit Information Co., Ltd.		37		(4)		33
KB Data Systems Co., Ltd.		106		37		143

	(Won)	3,767,685	(Won)	246,147	(Won)	4,013,832

[1]	Financial information of Kookmin Bank and KB Investment Co., Ltd. was based on their consolidated financial statements.

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

23. Subsidiaries’ Contribution to Gain and Loss

Subsidiaries’ contributions to the Company’s gain and loss on the valuation of equity method investments for the year ended December 31, 2010, are as follows:

(in millions of Korean won)	Amount		Contribution Ratio(%)

Kookmin Bank	(Won)	80,948	57.94

KB Investment & Securities Co., Ltd.		11,643	8.33
KB Life Insurance Co., Ltd.		10,946	7.83
KB Asset Management Co., Ltd.		29,321	20.99
KB Real Estate Trust Co., Ltd.		3,476	2.49
KB Investment Co., Ltd.		(454)	(0.33)
KB Futures Co., Ltd.		4,494	3.22
KB Credit Information Co., Ltd.		1,626	1.16
KB Data Systems Co., Ltd.		(2,284)	(1.63)

	(Won)	139,716	100.00

Subsidiaries’ contributions to the Company’s gain and loss on the valuation of equity method investments for the year ended December 31, 2009, were as follows:

(in millions of Korean won)	Amount		Contribution Ratio(%)

Kookmin Bank	(Won)	598,319	97.66

KB Investment & Securities Co., Ltd.		(64,482)	(10.52)
KB Life Insurance Co., Ltd.		10,182	1.66
KB Asset Management Co., Ltd.		28,783	4.70
KB Real Estate Trust Co., Ltd.		24,044	3.92
KB Investment Co., Ltd.		2,391	0.39
KB Futures Co., Ltd.		6,178	1.01
KB Credit Information Co., Ltd.		4,333	0.71
KB Data Systems Co., Ltd.		2,877	0.47

	(Won)	612,625	100.00

24. Insurance

As of December 31, 2010, the Company and its subsidiaries jointly have financial package insurance policies which include Banker’s Blanket Bond, Directors Reparation Liability Insurance, Professionals Reparation Liability Insurance and Employment Practices Liability Insurance with Samsung Fire & Marine Insurance Co., Ltd. The total insurance coverage is (Won) 100,000 million.

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

25. Commitments

The commitments made with financial institutions on the limit of corporate borrowings and the related amounts already borrowed as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)		2010				2009
		Limit for Borrowing		Amounts Borrowed		Limit for Borrowing		Amounts Borrowed

General loans	Hana Bank	(Won)	50,000	(Won)	—	(Won)	50,000	(Won)	—
	Woori Bank		130,000		—		130,000		—
Bills discounted	Korea Exchange Bank		100,000		—		100,000		—

		(Won)	280,000	(Won)	—	(Won)	280,000	(Won)	—

26. Selling and Administrative Expenses

Selling and administrative expenses for the years ended December 31, 2010 and 2009, are as follows:

(In millions of Korean won)	2010		2009

Salaries (Notes 15 and 20)	(Won)	17,274	(Won)	15,136

Provision for severance benefits (Notes 10 and 20)		1,984		1,780
Welfare expense		2,067		2,067
Rental expense (Note 20)		1,085		1,006
Depreciation (Note 6)		923		1,709
Amortization of intangible assets (Note 7)		869		749
Tax and dues		207		148
Advertising		501		402
Development expenses		828		490
Others		4,674		4,085

	(Won)	30,412	(Won)	27,572

Information for calculating value added for the years ended December 31, 2010 and 2009, is as follows:

(in millions of Korean won)	2010		2009

Salaries	(Won)	17,274	(Won)	15,136

Provision for severance benefits		1,984		1,780
Welfare expenses		2,067		2,067
Rental expenses		1,085		1,006
Depreciation		923		1,709
Amortization of intangible assets		869		749
Tax and dues		207		148

	(Won)	24,409	(Won)	22,595

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Other selling and administrative expenses for the years ended December 31, 2010 and 2009, are as follows:

(in millions of Korean won)	2010		2009

Communication	(Won)	237	(Won)	158
Publication		190		179
Repairs and maintenance		21		20
Vehicle		335		117
Training		205		278
Office supplies		163		145
Travel		249		331
Commission expense		1,330		947
Others		1,944		1,910

	(Won)	4,674	(Won)	4,085

27. Financial Performance of the Final Interim Period

Financial performance for the three-month periods ended December 31, 2010 and 2009, is as follows:

(in millions of Korean won, except earnings per share)	Quarter Ended December 31, 2010		Quarter Ended December 31, 2009

Operating revenue	(Won)	8,083	(Won)	63,390
Operating expense		231,663		43,294
Operating income(loss)		(223,580)		20,096
Net income(loss)		(230,728)		17,837
Earnings(loss) per share		(673)		52

28. Subsequent Events

Kookmin Bank sold 5,859,194 shares of KB Financial Group Inc. in 2011, and accordingly, the remaining KB Financial Group Inc.’s shares which are now owned by Kookmin Bank is 37,463,510 shares.

On February 28, 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., on March 2, 2011.

KB investment & Securities Co., Ltd. merged with KB Future., Ltd. on March 12, 2011.

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

29. Approval of Financial Statements

The financial statements as of and for the year ended December 31, 2010, were approved on February 10, 2011, by the Board of Directors.

30. Disclosure on Expected Impact upon Adoption of K-IFRS

A. Preparation for K-IFRS adoption

Pursuant to the Act on External Audit of Stock Companies, Article 13, KB Financial Group Inc. is required to adopt K-IFRS from 2011. Thus, in June 2007, KB Financial Group Inc. formed a task force to prepare for the adoption of K-IFRS (“K-IRFS TFT”) and was in the transition process that consisted of three phases, as follows: Phase 1 (adoption assessment stage), Phase 2 (policy setting, system design and development stage) and Phase 3 (implementation stage). And KB Financial Group Inc. adopted K-IFRS successfully on January 1, 2011.

B. K-IFRS adoption plan and work force

1) K-IFRS adoption plan

Phase	Period	Procedures
Phase I (“adoption assessment stage”)	June 2007 ~ February 2008

Activities which were performed by KB Financial Group Inc. to analyze potential effect of adoption of K-IFRS and establish implementation plans were as follows:

•      Analyzing GAAP differences

-        Analyzing K-IFRS

-        Analyzing GAAP differences between K-IFRS and Statements of Korea Accounting Standards (“SKAS”)

•      Analyzing the impacts

-        Analyzing the financial impacts

-        Analyzing the impacts of specific accounts, disclosure and IT

•      Detailed planning for Phase II

•      Research and benchmarking on success cases, others.

Phase II (“policy setting, system design and development stage”)	March 2008 ~December 2009

Based on the outputs of Phase I, KB Financial Group Inc. performed the following activities for adoption of K-IFRS, and KB Financial Group Inc. completed the establishment of accounting policies, business process, and IT infrastructure.

•      Framing accounting policies

•      Framing specific accounting methodology

•      Set-up united account structure “Chart of Accounts”

•      Build Infrastructures for K-IFRS adoption

-        Establish accounting policies, accounting guidelines and accounting manuals

-        Restructuring of financial reporting system

•      Developing K-IFRS system (define system requirement, analysis, designing, developing, and others)

•      Knowledge transfer and technical trainings, others.

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Phase	Period	Procedures
Phase III (“implementation stage”)	January 2010

KB Financial Group Inc. prepared the IFRS financial information (including disclosure items), for comparative purpose, using the established IFRS system, and performed analysis on differences between financial information under SKAS and K-IFRS.

•      Preparing financial data in accordance with K-IFRS

-        Prepare financial data as of January 1, 2010

-        Prepare quarterly and half-year financial and disclosure data for fiscal year 2010

-        Prepare year end financial and disclosure data for fiscal year 2010.

Additionally, during the fiscal year 2010, KB Financial Group Inc. completed the K-IFRS stabilization of the work process and system.

2) Work force

In June 2007, KB Financial Group Inc. assembled an IFRS task-force team which consists of accounting specialists, accounting-consulting firms and others in order to effectively and efficiently adopt K-IFRS. The team was divided into operations within its specialized areas such as closing, disclosure, allowance for loan losses, revenue recognition, investments, derivative instruments, fair valuation, overseas branches, SPC, and others, based on its significance and efficiency of project management. In addition, the IT IFRS team consisting of IT specialists in each area was organized for K-IFRS IT system development.

KB Financial Group Inc. reports the progress of the K-IFRS adoption and significant issues to the audit committee, the Board of Directors, and others.

Significant GAAP differences between K-IFRS and SKAS

In case KB Financial Group Inc. prepares the financial statements for the year ended December 31, 2010, based on K-IFRS, the following differences are expected with the financial statements prepared in accordance with K-GAAP(SKAS). It does not include all the possible expected differences and may change based on the results of the additional analysis in the future.

GAAP differences	K-GAAP	K-IFRS
Investment under the equity method	Equity method is applied to investment in associates in the non-consolidated financial statements.	Cost method is applied to investment in associates in the separate financial statements.

Allowance for loan losses

The calculation of allowance for loan losses is based on the estimates made through reasonable and objective method for receivables of uncertain collectability.

Higher amount of historical data of impairment and minimum funding rate by asset quality shall be reserved.

If there is objective evidence that an impairment loss on loans and receivables at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate(Incurred loss basis).

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Employee Benefits

a. Post-employment benefit obligation: Benefits are measured based on assumption that all eligible employees and directors have rendered service for at least one year if they were to terminate their employment as of the date of statement of financial position.

b. Short-term employee benefit: recognized as expense in the reporting period during which it is provided in cash

a. Post-employment benefit obligation: It is measured using an actuarial valuation method based on the projected unit credit method.

b. Short-term employee benefit : It is recognized as expense when services are provided

The exemptions from other K-IFRS, which KB Financial Group Inc. optionally elected in accordance with K-IFRS No. 1101, are as follows:

 Business combination: For business combination transactions, which occurred prior to the transition date, K-IFRS No. 1103, “Business Combination” is not applied retrospectively.

‚ Deemed cost for investments in subsidiaries and associates: Carrying amounts reported under previous GAAP as of the transition date have been applied as deemed costs.

Changes in consolidation entities

According to K-IFRS, KB Financial Group Inc is responsible in preparing the consolidated financial statements. As of December 31, 2010, the increase and decrease of subsidiaries to be consolidated are as follows:

Changes	Details	Company Name
Increase	Entities with total assets less than (Won)10 billion at the previous year end are excluded from the scope of consolidation according to the Act on External Audit of Stock companies.	KB Investment & Securities Hong Kong Ltd.

Increase	Special Purpose Entities were excluded from subsidiaries for consolidation under Practice Opinion of Financial Supervisory Service, while they were included in under K-IFRS.

KB 9th Securitization Specialty Co. Ltd.

KB 10th Securitization Specialty Co. Ltd.

KB 11[h] Securitization Specialty Co. Ltd.

KB 12th Securitization Specialty Co. Ltd.

KB 13th Securitization Specialty Co. Ltd.

KB 14th Securitization Specialty Co. Ltd.

KB Mortgage Loan 1st Securitization Specialty Co. Ltd.

KB Mortgage Loan No. 1 Limited

KAMCO Value Recreation 3rd Securitization Specialty Co, Ltd.

KB Covered Bond 1st Trust

KB Covered Bond 1st Securitization Specialty Co., Ltd.

KB Covered Bond First International Limited

DKH Co., Ltd.

NEWSTAR 1st Co., Ltd.

KB06-1 Venture Investment Partnership

KB08-1 Venture Investment Partnership

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Kookmin investment Partnership No. 16.

NPS 05-6 KB Venture Fund

NPS 07-5 KB Venture Fund

09-5KB Venture Fund

NPS 06-5 KB Corporate Restructuring Fund

KoFC-KB Pioneer Champ No. 2010-8 Investment Partnership

Increase	Beneficiary certificate issued by private equity funds, not involved in fund management, are accounted for as equity instruments under Practice Opinion of Financial Supervisory Service, while they are included in the scope of consolidation under K-IFRS

ING Rion 1st Private Security Equity trust

PCA Income Private Securities A-5

KDB Private Securities Investment Trust No.6(Bond)

Allianz Star 1st Private Security Equity trust

TongYang HighPlus Securities Investment Trust N-15(Bond)

Prudential Private Placement Securities Bond Fund 16(Bond)

HI Private Securities Investment Trust 3-16(Bond)

Kyoboaxa Private Tomorrow Securities Investment Trust 4(Bond)

KTB Safe Private Fund 49(Bond)

Korea Investment Private Basic35

Hana UBS Private Securities36

HYUNDAI Trust Private bond Fund 3 (Bond)

Truston Index Alpha Securities Investment Trust 1

Decrease	According to the Act on External Audit of Stock companies, in case the parent company and its subsidiaries own more than 30% of an investee’s stocks with voting rights, they are considered to be the largest shareholder and the investee is included in the scope of consolidation, while excluded in the scope of consolidation under K-IFRS.	KoFC KBIC Frontier Champ 2010-5 PEF

Decrease	It was included under the original by laws relating to Banking Supervision, while it was excluded under K-IFRS.	Principal Reserve Trust

See Report of Independent Auditors

KB Financial Group Inc.

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

The impact on the financial information of KB Financial Group Inc. as a result of adoption of K-IFRS

The effects on the financial position and business performance of KB Financial Group Inc. are recorded based on the individual financial statements. In accordance with K-IFRS No. 1101, KB Financial Group Inc. is forced to apply same accounting policy on every accounting period, as presented in the financial statements of the first adoption of K-IFRS. Therefore, the effect on the following financial position and business performance of KB Financial Group Inc. may change upon additional revision of standards.

(1) Details of adjustment to the financial position as of January 1, 2010 (transition date), are as follows:

(In millions of Korean won)	Assets		Liabilities		Net assets

Current GAAP	(Won)	18,663,464	(Won)	811,834	(Won)	17,851,630

Adjustments :
Allowance for loan losses		850		—		850
Employee benefits		—		283		(283)
Deferred tax		—		(6,247)		6,247

Total adjustment		850		(5,964)		6,814

K-IFRS	(Won)	18,664,314	(Won)	805,870	(Won)	17,858,444

(2) Details of adjustment to the financial position and operating results as of and for the year ended December 31, 2010, are as follows:

(In millions of Korean won)	Assets		Liabilities		Net assets		Net income		Comprehensive income

Current GAAP	(Won)	18,912,545	(Won)	966,744	(Won)	17,945,801	(Won)	88,320	(Won)	168,977

Adjustments :
Change from equity method to cost method		(134,331)		—		(134,331)		(44,411)		(130,132)
Allowance for loan losses		800		—		800		(50)		(50)
Employee benefits		—		247		(247)		36		36
Deferred tax		898		(8,200)		9,098		(2,320)		2,744

Total adjustment		(132,633)		(7,953)		(124,680)		(46,745)		(127,402)

K-IFRS	(Won)	18,779,912	(Won)	958,791	(Won)	17,821,121	(Won)	41,575	(Won)	41,575

See Report of Independent Auditors

Report of Independent Accountants’

Review of Internal Accounting Control System

To the President of

KB Financial Group Inc.

We have reviewed the accompanying management’s report on the operations of the Internal Accounting Control System (“IACS”) of KB Financial Group Inc. (the “Company”) as of December 31, 2010. The Company’s management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management’s report on the operations of the IACS and issue a report based on our review. The management’s report on the operations of the IACS of the Company states that “based on its assessment of the operations of the IACS as of December 31, 2010, the Company’s IACS has been designed and is operating effectively as of December 31, 2010, in all material respects, in accordance with the IACS standards established by the Internal Accounting Control System Operations Committee (IACSOC) of the Korea Listed Companies Association.”

Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the operations of the IACS to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company’s IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

A company’s IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Republic of Korea. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that management’s report on the operations of the IACS, referred to above, is not presented fairly, in all material respects, in accordance with the IACS standards established by IACSOC.

Our review is based on the Company’s IACS as of December 31, 2010, and we did not review management’s assessment of its IACS subsequent to December 31, 2010. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.

Samil PricewaterhouseCoopers

March 14, 2011

Report on the Operations of the Internal Accounting Control System

To the Board of Directors and Auditor (Audit Committee) of

KB Financial Group Inc.

I, as the Internal Accounting Control Officer (“IACO”) of KB Financial Group Inc. (“the Company”), assessed the status of the design and operations of the Company’s internal accounting control system (“IACS”) for the year ended December 31, 2010.

The Company’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS standard for the assessment of design and operations of the IACS.

Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2010, in all material respects, in accordance with the IACS standards.

February 17, 2011

Jong-Kyoo Yoon, Internal Accounting Control Officer

Yoon-Dae Euh, Chief Executive Officer